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                                 EXHIBIT 12
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                                                                      EXHIBIT 12

                          HOECHST CELANESE CORPORATION

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                          (IN MILLIONS, EXCEPT RATIOS)

                                                 YEARS ENDED DECEMBER 31,
                                              --------------------------------
                                              1994      1993  1992  1991  1990
                                              -----     ----  ----  ----  ----
Earnings as defined in the Rules and
 Definitions specified in Regulation S-K,
 Section 229.503:
  (Loss) earnings from operations before in-
   come taxes(b)............................  $(182)(c) $328  $395  $466  $432
  Add--
  Fixed charges as computed on bottom half
   of table.................................    146      122   130   139   113
  Amortization of capitalized interest......     11       14    13    14    12
  Affiliate dividends.......................      8        2     9    15    33

  Deduct--
  Affiliate income..........................     (9)      (9)  (17)  (22)  (51)
  Majority-owned preferred stock dividend
   requirement..............................      0        0    (1)   (1)   (1)
  Capitalized interest......................    (15)     (21)  (14)  (10)  (12)
                                              -----     ----  ----  ----  ----
  Earnings as defined.......................  $ (41)    $436  $515  $601  $526
                                              =====     ====  ====  ====  ====
Fixed charges as defined in the Rules and
 Definitions specified in Regulation S-K,
 Section 229.503:
  Interest and debt expense.................  $ 112     $ 76  $ 81  $ 94  $ 68
  Capitalized interest......................     15       21    14    10    12
  Interest factor of rentals(d).............     17       25    26    26    25
  Interest on obligations under capital
   leases...................................      0        0     8     8     7
  Majority-owned preferred stock dividend
   requirement..............................      0        0     1     1     1
  Discount or premium of indebtedness
   (expensed or capitalized)................      2        0     0     0     0
                                              -----     ----  ----  ----  ----
  Fixed charges as defined..................  $ 146     $122  $130  $139  $113
                                              =====     ====  ====  ====  ====

Ratio of earnings to fixed charges..........      *      3.6   4.0   4.3   4.7
                                              =====     ====  ====  ====  ====

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 *  Calculation of the ratio results in an amount that is less than one. The amount of the earnings deficiency for the year ended December 31, 1994 was $187.(c)

(a) Effective 1/1/91, the Company consolidated Celanese Mexicana, S.A. ("Celmex") in its financial statements. Prior to 1991, the Company accounted for Celmex under the equity method and included Celmex with "Investments in affiliates."

(b) Excludes reduction for minority interests and cumulative effect of accounting change.

(c) Includes a special charge of $532 associated primarily with product liability reserves, restructuring costs, asset writedowns and compliance with environmental regulations. Excluding these charges, the Ratio of Earnings to Fixed Charges would have been 3.4.

(d) Represents one-third of rent expense, which is deemed to be representative of the interest factor of operating leases.